Cash Value           In this rider  "we", "our" and "us" mean AXA Equitable Life
Plus Rider           Insurance Company.  "You" and "your" mean the owner of the
                          Policy at the time an owner's right is exercised.

THIS RIDER'S BENEFIT. This rider modifies the "Policy Information" section of this policy as detailed in items 1. and 2. below.

1. We will reduce the surrender charge shown in the "Table Of Surrender Charges For The Initial Base Policy Face Amount" if you give up this policy for its Net Cash Surrender Value during the first eight policy years. The applicable surrender charge for each indicated policy year will be reduced by the following percentage. If you give up this policy in any of years 1 through 4 - 100%; year 5 - 80%; year 6 - 65%; year 7 - 45%; year 8 - 25%.

This reduction applies only upon a complete surrender of this policy for its Net Cash Surrender Value during the first eight policy years. It does not apply to proportionate surrender charges resulting from a face amount decrease. This reduction does not apply if this policy is being exchanged or replaced during the first eight policy years with another life insurance policy or annuity contract on the insured person(s); such an exchange or replacement includes (but is not limited to) any transaction qualifying for income tax free exchange treatment under section 1035 of the Internal Revenue Code or any similar or successor provision thereof.

2. We will refund to you a percentage of the cumulative deductions from premium payments shown under "Premium Charge" in the "Policy Information" section if you give up this policy for its Net Cash Surrender Value during the first three policy years. The following refund percentages will apply if you give up this policy: year 1 - 100%; year 2 - 80%; year 3 - 33%.

This refund applies only upon a complete surrender of this policy for its Net Cash Surrender Value during the first three policy years. This refund does not apply if this policy is being exchanged or replaced during the first three policy years with another life insurance policy or annuity contract on the insured person(s); such exchange or replacement includes (but is not limited to) any transaction qualifying for income tax free exchange treatment under section 1035 of the Internal Revenue Code or any similar or successor provision thereof.

Any refund amount that would be applicable upon a complete surrender of this policy during the first three policy years will be included with the amount in your Policy Account to determine the death benefit, if it becomes payable during such time and is calculated as a percentage of the amount in your Policy Account.

POLICY LOANS AND PARTIAL WITHDRAWALS. Amounts available under this policy for policy loans and partial withdrawals continue to be calculated as if this rider was not part of this policy.

BASE POLICY FACE AMOUNT INCREASES. Increases in the base policy face amount, even if they would otherwise be allowed, will not be permitted while this rider is in force.

THE COST OF THIS RIDER. The cost of this rider is shown in the "Policy Information" section of this policy. We deduct this amount from the initial premium payment, after deduction of the premium charge.

EFFECTIVE DATE OF THIS RIDER. This rider is effective on the Register Date of this policy.

WHEN THIS RIDER WILL TERMINATE. This rider will terminate on the earliest of the following dates:
1. At the end of the eighth policy year; or
2. On the date the policy ends without value at the end of a Grace Period or otherwise terminates.

GENERAL. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy.


R07-80

                      AXA EQUITABLE LIFE INSURANCE COMPANY




By: /s/ Christopher M. Condron            By: /s/ Karen Field Hazin
------------------------------------     --------------------------------------
Christopher M. Condron                   Karen Field Hazin, Vice President,
Chairman and Chief Executive Officer     Secretary and Associate General Counsel

















R07-80